Exhibit 99.1
Remy International, Inc. Announces Second Quarter 2015 Results

PENDLETON, Ind., August 3, 2015 /PRNewswire/ -- Remy International, Inc. (NASDAQ:REMY), a leading worldwide manufacturer, remanufacturer, and distributor of starter motors and alternators, multi-line products and hybrid electric motors, today announced its financial results for the second quarter ended June 30, 2015.

Jay Pittas, Remy International, Inc. President and CEO commented, "We performed as expected in the second quarter. As we had previously stated, the first half of 2015 presented challenging comparisons to 2014, primarily due to the loss of a major retail customer in the automotive aftermarket. We continue to expect improved performance going forward."

Financial Results	Three months ended June 30,		Six months ended June 30,
(In millions, except per share data)	2015	2014	2015	2014
Net sales	$272.0	$302.9	$575.4	$608.9
Net income (loss)	$(1.0)	$5.0	$15.6	$10.0
Diluted earnings (loss) per share	$(0.03)	$0.16	$0.49	$0.31
Net cash provided by (used in) operating activities	$16.1	$5.5	$28.3	$(3.9)
Cash earnings per share	$0.41	$0.69	$0.82	$1.31
Adjusted EBITDA	$25.5	$36.7	$51.2	$72.6

Second Quarter Highlights

•
Net sales of $272.0 million for the second quarter of 2015 compared to $302.9 million for the second quarter of 2014. The decrease in net sales was driven by decreased volume and mix of $28.4 million, a negative pricing impact of $2.9 million, and unfavorable foreign currency translation of $9.2 million. The net sales decrease was partially offset by $9.7 million in second quarter sales of Maval, which we acquired in March 2015.

•
Reported a quarterly net loss of $1.0 million in the second quarter of 2015, compared to prior year, due to lower volume/mix, currency translation, restructuring costs and $1.2 million expense for professional fees related to the Maval acquisition and the pending BorgWarner transaction.

•	Made significant progress in our ongoing effort to reduce overhead cost structure with $5.0 million lower selling, general and administrative expenses, compared to prior year.

•
Adjusted EBITDA of $25.5 million for the second quarter of 2015 compared to $36.7 million for the second quarter of 2014. The decrease of $11.2 million in Adjusted EBITDA is primarily driven by an $8.5 million decrease in volume and mix of products and $1.2 million of negative foreign currency impact in second quarter of 2015 compared to the second quarter of 2014.

•	Generated $16.1 million cash from operations during the second quarter of 2015, an increase of $10.6 million over the second quarter of 2014.

•	During the second quarter of 2015, we returned $13.4 million to stockholders through the share repurchase program and dividends.

•
On July 12, 2015, we entered into a definitive agreement to be acquired by BorgWarner Inc. The Merger Agreement provides that at the effective time of the merger, if it occurs, each of the outstanding shares of Remy common stock (other than certain shares owned by BorgWarner, Remy and their respective subsidiaries, and shares that are owned by Remy stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be cancelled and converted into $29.50 in cash, without interest. The completion of the transaction is subject to the approval of our stockholders as well as certain customary terms and conditions, including antitrust and other regulatory clearances in the U.S. and abroad. Assuming timely satisfaction of the closing conditions, the transaction is expected to close during the fourth quarter of 2015.

•	On July 30, 2015, the Board of Directors declared a quarterly dividend of $0.11 per share payable on August 28, 2015 to stockholders of record as of August 14, 2015.

Conference Call Cancellation and Guidance Withdrawal
As previously announced, Remy has signed a definitive agreement to be acquired by BorgWarner.  In light of the pending transaction, the Company will not hold a conference call on Tuesday, August 4, 2015, at 9:00 am Eastern to discuss its second quarter results as previously announced in a press release dated June 30, 2015. Also in light of the pending transaction, Remy is withdrawing its full year 2015 guidance for key financial metrics.

About Remy International, Inc.
Founded by the Remy brothers in 1896, Remy International, Inc. (NASDAQ: REMY) is a leading global manufacturer, remanufacturer, and distributor of alternators, starter motors, and electric traction motors for the automotive and commercial vehicle industry, marketed under the Remy® and Delco Remy® brands. The company also provides multi-line products through its subsidiaries. Headquartered in Pendleton, Indiana, with operations across five continents and ten countries, Remy is a trusted partner to original equipment manufacturers and aftermarket organizations worldwide, delivering creative solutions for today's vehicle challenges. For more information visit http://www.remyinc.com.

Use of Non-U.S. GAAP Financial Information
Accounting principles generally accepted in the United States (U.S. GAAP) is the standard framework of guidelines for financial accounting. U.S. GAAP includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with U.S. GAAP, Remy has provided adjusted EBITDA, cash earnings and cash earnings per share, non-U.S. GAAP financial measures, which are frequently used by management, analysts, investors and other interested parties. Management believes that the non-U.S. GAAP financial measures presented provide a useful measure of Remy’s financial performance since they exclude certain items which do not reflect ongoing operations. A reconciliation of U.S. GAAP net income to adjusted EBITDA, and adjusted EBITDA to cash earnings and cash earnings per share is provided herein. Adjusted EBITDA is defined by the Company as net income before (i) interest expense–net, (ii) income tax expense, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) restructuring, other charges and other impairment charges, (vi) certain purchase accounting finished goods inventory step-up costs, (vii) litigation settlements and related legal fees, (viii) acquisition related costs, and (ix) other adjustments. In the fourth quarter 2014, we updated our definition to include litigation settlements and related legal fees, as well as, Transaction related fees. All periods presented conform to this definition. Cash earnings is defined as adjusted EBITDA less cash paid for (i) income taxes, (ii) interest expense and (iii) capital expenditures. Adjusted EBITDA, cash earnings and cash earnings per share as defined by the Company may differ from non-U.S. GAAP measures used by other companies and is not a measurement under U.S. GAAP. There are limitations inherent in non-U.S. GAAP financial measures in that they exclude a variety of charges and credits that are required to be included in a U.S. GAAP presentation, and therefore do not present the full measure of the Company's recorded costs against its revenue. Accordingly, in analyzing Remy’s future financial performance, non-U.S. GAAP results presented should be considered together with U.S. GAAP results, rather than as an alternative to U.S. GAAP basis financial measures. Reconciliations of non-U.S. GAAP measures to related U.S. GAAP measures are presented in the financial schedules which accompany this release.

Cautionary Statements Regarding Forward-Looking Information
Some of the statements contained in this filing with respect to the Company are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995.

These statements include declarations regarding intents, beliefs, estimates and current expectations of the Company. In some cases, forward-looking statements can be identified by terminology such as “may,” “might,” “will,” “should,” “could,” “expects,” “intends,” “assumes,” “seeks to,” “plans,” “anticipates,” “believes,” “projects,” “estimates,” “predicts,” “potential,” “future,” “goal,” “objective,” or “continue,” or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such estimates, assumptions, risks, uncertainties and other factors include, but are not limited to, those related to (i) the likelihood that the transaction is consummated on a timely basis or at all, including whether government approvals sought in connection with the transaction will be obtained (or obtained within the time periods anticipated) and whether the other conditions required to complete the transaction will be met (or met within the time periods anticipated), (ii) whether the expected benefits of the transaction will be realized, (iii) the risk that, and uncertainty as to whether, costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, suppliers and other counterparties) related to the transaction may be greater than expected, and (iv) future financial results and liquidity, (v) development of new products and services, (vi) the effect of competitive products or pricing, (vii) the effect of commodity and raw material prices, (viii) the impact of supply chain cost management initiatives, (ix) restructuring risks, (x) customs duty claims, (xi) litigation uncertainties and warranty claims, (xii) conditions in the automotive industry, (xiii) foreign currency fluctuations, (xiv) costs related to re-sourcing and outsourcing products and (xv) the effect of economic conditions.

These forward-looking statements are also qualified by, and should be read together with the “Forward-looking Statements”, the “Risk Factors” and the other statements in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, and other filings, in each case as filed with the Securities and Exchange Commission (SEC) and available at www.sec.gov, and investors should refer to such risk factors and other statements in evaluating the forward-looking statements contained in the summaries above.

Any forward-looking statements speak only as to the date this press release, and the Company does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events except as otherwise required by law. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. Furthermore, it may not be possible for the Company to assess the impact of any such factor on its business (viewed independently or together) or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed acquisition of Remy by BorgWarner.  In connection with the proposed acquisition, Remy and Borg Warner intend to file relevant materials with the SEC, including Remy’s proxy statement on Schedule 14A, a preliminary version of which has been filed with the SEC on August 3, 2015.  STOCKHOLDERS OF REMY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING REMY’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain the documents free of charge at the SEC's web site, http://www.sec.gov, or the Company’s web site, http://www.remyinc.com under “Investors - SEC Filings”.

Participants in Solicitation
Remy and its directors, executive officers and other members of management and employees and BorgWarner and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Remy common stock in respect of the proposed transaction.  Information about the directors and executive officers of Remy is set forth in the proxy statement for Remy’s Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015.  Information about the directors and executive officers of BorgWarner is set forth in the proxy statement for BorgWarner’s Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2015.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the acquisition, a preliminary version of which has been filed with the SEC on August 3, 2015.

A copy of the second quarter 2015 Form 10-Q will be available on the Remy International Website at: http://www.remyinc.com under "Investor Relations".

Investor Contact:
Investor Relations
ir@remyinc.com
(765) 778-6602

SOURCE: Remy International, Inc.

Remy International, Inc.

The accompanying unaudited consolidated financial information and reconciliation schedules should be read in conjunction with the Remy International, Inc. Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2015 and June 30, 2015, each of which were filed with the United States Securities and Exchange Commission.

Remy International, Inc.
Consolidated balance sheets

	June 30,	December 31,
(In thousands, except share information)	2015	2014
Assets:	(unaudited)
Current assets:
Cash and cash equivalents	$102,446	$84,885
Trade accounts receivable (less allowances of $1,973 and $1,519)	228,821	210,356
Other receivables	13,970	16,692
Inventories	191,777	164,143
Deferred income taxes	35,715	42,308
Prepaid expenses and other current assets	12,713	11,865
Total current assets	585,442	530,249

Property, plant and equipment	231,665	226,073
Less accumulated depreciation and amortization	(75,225)	(61,615)
Property, plant and equipment, net	156,440	164,458

Deferred financing costs, net of amortization	1,341	1,471
Goodwill	263,491	259,586
Intangibles, net	279,877	298,023
Other noncurrent assets	47,844	65,309
Total assets	$1,334,435	$1,319,096

Liabilities and Equity:
Current liabilities:
Short-term debt	$5,793	$7,761
Current maturities of long-term debt	3,489	3,509
Accounts payable	183,797	177,333
Accrued interest	121	94
Accrued restructuring	420	331
Other current liabilities and accrued expenses	113,607	128,509
Total current liabilities	307,227	317,537

Long-term debt, net of current maturities	340,191	298,295
Postretirement benefits other than pensions	1,378	1,484
Accrued pension benefits	33,310	34,267
Deferred income taxes	49,683	54,783
Other noncurrent liabilities	26,992	26,483

Equity:
Remy International, Inc. stockholders' equity:
Common stock, Par value of $0.0001; 31,811,724 shares outstanding at June 30, 2015, and 32,201,086 shares outstanding at December 31, 2014	3	3
Treasury stock, at cost; 634,064 treasury shares at June 30, 2015, and no treasury shares at December 31, 2014	(11,062)	—
Additional paid-in capital	598,115	595,627
Retained earnings	8,972	—
Accumulated other comprehensive loss	(20,374)	(9,383)
Total Remy International, Inc. stockholders' equity	575,654	586,247
Total liabilities and equity	$1,334,435	$1,319,096

Remy International, Inc.
Consolidated statements of operations
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(In thousands, except per share amounts)	2015	2014	2015	2014
Net sales	$271,997	$302,910	$575,408	$608,915
Cost of goods sold	237,151	252,913	478,560	512,567
Gross profit	34,846	49,997	96,848	96,348
Selling, general, and administrative expenses	30,906	35,890	64,326	68,821
Restructuring and other charges	371	79	444	393
Operating income	3,569	14,028	32,078	27,134
Interest expense–net	4,123	5,337	9,134	10,591
Income (loss) before income taxes	(554)	8,691	22,944	16,543
Income tax expense	396	3,661	7,324	6,569
Net income (loss)	$(950)	$5,030	$15,620	$9,974

Basic earnings (loss) per share:
Earnings (loss) per share	$(0.03)	$0.16	$0.49	$0.31
Weighted average shares outstanding	31,674	31,787	31,759	31,720
Diluted earnings (loss) per share:
Earnings (loss) per share	$(0.03)	$0.16	$0.49	$0.31
Weighted average shares outstanding	31,674	31,866	31,842	31,844
Dividends declared per common share	$0.11	$0.10	$0.21	$0.20

Remy International, Inc.
Consolidated statements of cash flows
(Unaudited)

	Six months ended June 30,
(In thousands)	2015	2014
Cash flows from operating activities:
Net income	$15,620	$9,974
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	36,031	36,664
Stock-based compensation	2,325	2,561
Deferred income taxes	1,020	(5,192)
Accrued pension and postretirement benefits, net	(1,119)	(2,123)
Restructuring and other charges	444	393
Cash payments for restructuring charges	(355)	(1,266)
Other	1,602	263
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	(11,357)	(39,230)
Inventories	(16,936)	(13,998)
Accounts payable	4,865	19,939
Other current assets and liabilities, net	(19,913)	979
Other noncurrent assets and liabilities, net	16,105	(12,908)
Net cash provided by (used in) operating activities	28,332	(3,944)

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,412)	(11,830)
Net proceeds on sale of assets	29	80
Acquisition of Maval Manufacturing, Inc.	(22,000)	—
Acquisition of USA Industries, Inc., net of cash acquired of $109	—	(40,070)
Net cash used in investing activities	(32,383)	(51,820)

Cash flows from financing activities:
Change in short-term debt	(1,904)	4,930
Proceeds from borrowings on Asset-Based Revolving Credit Facility	155,750	—
Payments made on Asset-Based Revolving Credit Facility	(112,150)	—
Payments made on long-term debt, including capital leases	(1,756)	(1,693)
Dividend payments on common stock	(6,800)	(6,548)
Purchase of treasury stock	(11,062)	(2,505)
Other	1,634	1,227
Net cash provided by (used in) financing activities	23,712	(4,589)

Effect of exchange rate changes on cash and cash equivalents	(2,100)	1,619
Net increase (decrease) in cash and cash equivalents	17,561	(58,734)
Cash and cash equivalents at beginning of period	84,885	114,884
Cash and cash equivalents at end of period	$102,446	$56,150
Supplemental disclosure information:
Cash paid for income taxes, net of refunds received	$6,004	$9,251
Cash paid for interest expense	$8,835	$9,779
Noncash investing and financing activities:
Purchases of property, plant and equipment in accounts payable	$1,808	$2,816

Remy International, Inc.
Reconciliation of non-U.S. GAAP financial measures
(Unaudited)

Adjusted EBITDA

Adjusted EBITDA is not a measure of performance defined in accordance with U.S. GAAP. We use adjusted EBITDA as a supplement to our U.S. GAAP results in evaluating our business. Other companies in our industry define adjusted EBITDA differently from us and, as a result, our measure is not comparable to similarly titled measures used by other companies in our industry.

We define adjusted EBITDA as net income (loss) before interest expense–net, income tax expense, depreciation and amortization, stock-based compensation expense, restructuring, other charges and other impairment charges, certain purchase accounting finished goods inventory step-up costs and other adjustments as set forth in the reconciliations provided below. In the fourth quarter 2014, we updated our definition to include litigation settlements and related legal fees, as well as, acquisition related costs. All periods presented conform to this definition.

Adjusted EBITDA is one of the key factors upon which we assess performance. As an analytical tool, adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it excludes items that we do not believe reflect our ongoing operating performance.

Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to net cash provided by operating activities as a measure of liquidity, or as an alternative to any other measure prescribed by U.S. GAAP. There are limitations to using non-U.S. GAAP measures such as adjusted EBITDA. Although we believe that adjusted EBITDA may make an evaluation of our operating performance more consistent because it removes items that do not reflect our ongoing operations, adjusted EBITDA excludes certain financial information that some may consider important in evaluating our performance.

The following table sets forth a reconciliation of adjusted EBITDA to its most directly comparable U.S. GAAP measure, net income (loss).

	Three months ended June 30,		Six months ended June 30,
(In thousands)	2015	2014	2015	2014
Net income (loss)	$(950)	$5,030	$15,620	$9,974
Adjustments:
Interest expense–net	4,123	5,337	9,134	10,591
Income tax expense	396	3,661	7,324	6,569
Depreciation and amortization	18,994	18,607	36,031	36,664
Stock-based compensation expense	1,009	1,342	2,325	2,561
Restructuring and other charges	371	79	444	393
Litigation settlements and related legal fees	—	1,587	—	2,324
Acquisition related costs	1,175	—	1,271	—
Purchase accounting finished goods inventory step-up	—	965	587	3,474
Other nonrecurring adjustments (a)	411	57	(21,492)	54
Total adjustments	26,479	31,635	35,624	62,630
Adjusted EBITDA	$25,529	$36,665	$51,244	$72,604

(a)	Represents the elimination of the $22.0 million net impact of one-time core settlements with customers in Q1 2015 and (gain)/loss on sale of fixed assets in both periods.

Remy International, Inc.
Reconciliation of non-U.S. GAAP financial measures
(Unaudited)

Cash earnings and cash earnings per share

Management believes cash earnings and cash earnings per share, which are non-U.S. GAAP measures, are useful in evaluating the ongoing operating performance of the Company. We define cash earnings as adjusted EBITDA less cash paid for (i) income taxes, (ii) interest expense and (iii) capital expenditures. Cash earnings per share is defined as cash earnings divided by the weighted average number of diluted shares outstanding for the period. Other companies in our industry define cash earnings and cash earnings per share differently from us and, as a result, our measures are not comparable to similarly titled measures used by other companies in our industry.

The following table sets forth a reconciliation of cash earnings per share to its most directly comparable U.S. GAAP measure, diluted earnings (loss) per share:

	Three months ended June 30,			Six months ended June 30,
(In thousands, except per share amounts)	2015		2014	2015	2014
Adjusted EBITDA (a)	$25,529		$36,665	$51,244	$72,604
Adjustments:
Cash paid for income taxes	(3,083)		(4,381)	(6,004)	(9,251)
Cash paid for interest expense	(4,357)		(4,845)	(8,835)	(9,779)
Purchases of property, plant and equipment	(5,030)		(5,317)	(10,412)	(11,830)
Total adjustments	(12,470)		(14,543)	(25,251)	(30,860)
Cash earnings	$13,059		$22,122	$25,993	$41,744

Diluted earnings (loss) per share:
Diluted weighted average shares outstanding (b)	31,739	(c)	31,866	31,842	31,844
Diluted earnings (loss) per share	$(0.03)		$0.16	$0.49	$0.31
Diluted cash earnings per share	$0.41		$0.69	$0.82	$1.31

(a)	See accompanying Non-U.S. GAAP reconciliation schedule of Adjusted EBITDA.

(b)
Weighted average shares outstanding is calculated based on the Old Remy weighted average diluted shares outstanding and assuming the additional 272,851 shares issued in respect of the contribution of Imaging were outstanding for the entire period under common control, or August 2012 through December 31, 2014.

(c)
The weighted average diluted shares outstanding for the quarter ended June 30, 2015 includes 65,390 shares that were anti-dilutive and excluded from the U.S. GAAP diluted EPS calculation due to the U.S. GAAP reported quarterly net loss.